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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            NEWPOWER HOLDINGS, INC.
                           (NAME OF SUBJECT COMPANY)

                            NEWPOWER HOLDINGS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   652463101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 MARC E. MANLY
                 MANAGING DIRECTOR, LAW AND GOVERNMENT AFFAIRS
                            NEWPOWER HOLDINGS, INC.
                            ONE MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577
                                 (914) 697-2100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:
                                SCOTT M. FREEMAN
                         SIDLEY AUSTIN BROWN & WOOD LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is NewPower Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Manhattanville Road, Purchase, New York 10577. The telephone number of the Company at its principal executive offices is (914) 697-2100. The Company may make information relating to the transaction described below available on its Website address, www.newpower.com. The information on the Company's Website is not a part of this Statement.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's common stock, par value $0.01 per share ("Company Common Stock"). As of February 1, 2002, there were 62,866,568 shares of Company Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 of this Statement.

     This Statement relates to the tender offer by Windsor Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Centrica plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all the issued and outstanding shares of Company Common Stock, at a purchase price of $1.05 per share, net to the seller in cash (the "Per Share Amount"), subject to possible adjustment as described in, and otherwise upon the terms and subject to the conditions set forth in, Purchaser's Offer to Purchase dated March 1, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO dated March 1, 2002 (the "Schedule TO"), filed by Purchaser with the Securities and Exchange Commission on March 1, 2002.

     The Offer is being made in accordance with the Agreement and Plan of Merger dated as of February 22, 2002, among Parent, Purchaser and the Company (the "Merger Agreement"), which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety. The respective obligations of Parent, Purchaser and the Company to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction of certain conditions set forth in the Merger Agreement. The Merger Agreement provides, among other things, that following the consummation of the purchase of Company Common Stock tendered in the Offer and the satisfaction or waiver of other conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company to continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Company Common Stock (other than shares owned by Parent or any subsidiary of Parent or held in treasury by the Company or any subsidiary of the Company and held by stockholders who properly exercise their appraisal rights in accordance with the Delaware General Corporation Law, as amended (the "DGCL")) will be converted into the right to receive the Per Share Amount, or any higher price per share paid pursuant to the Offer (the "Merger Consideration").

     The Schedule TO states that the principal executive offices of Parent and the Purchaser are located at Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD, United Kingdom.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Company's Information Statement, pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Information Statement"), that is attached as Annex I to this Statement and is incorporated herein by reference. Except as set out in this Statement (including in the Exhibits hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any material actual or potential conflict of interest between the Company or its affiliates and (1) the

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Company's executive officers, directors or affiliates or (2) Parent, Purchaser or their respective executive officers, directors or affiliates.

     The Merger Agreement. The summary of the Merger Agreement and the statement of the conditions of the Offer contained in Sections 11 and 13, respectively, of the Offer to Purchase are incorporated herein by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement.

     The Tender Agreements. The summary of the Tender Agreements (the "Tender Agreements") contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreements. The Tender Agreement with Enron Corp. and certain of its affiliates, the Tender Agreement with certain affiliates of Credit Suisse First Boston Corporation ("Credit Suisse First Boston") and the form of Tender Agreement with certain other stockholders of the Company have been filed as Exhibits (e)(4), (e)(5) and (e)(6), respectively, hereto and are incorporated by reference.

     Interests of Management and the Board. Certain members of the Company's management and the Board of Directors of the Company (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to or in actual or potential conflict with their interests as Company stockholders generally. The Board was aware of these actual and potential conflicts of interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See
Item 4 of this Statement.

     The Merger Agreement provides that the purchase of shares of Company Common Stock pursuant to the Offer will constitute a "Change of Control" within the meaning of the Company's 2000 Stock Plan and each of the Company's employee benefit plans, including the Company's Executive Deferred Compensation Plan, Management Incentive Plan and employment agreements with its officers. Accordingly, following the consummation of the Offer, the Company's executive officers will have one year to determine whether to terminate employment on account of the Change of Control. If any executive officer elects to terminate, unless he or she enters into a new employment agreement with the Company, such executive officer would be entitled to receive his or her then-current base salary plus annual target bonus as if employed for the remainder of the term of the agreement. See the Information Statement attached as Annex I to this Statement for a description of the effect of a Change of Control on the executive officers' entitlements under the Company's plans. The executive officers and the Company's vice presidents have an aggregate amount of unvested deferred compensation and severance payments of approximately $32 million.

     The Merger Agreement also provides that upon consummation of the Merger, all outstanding options to purchase Company Common Stock shall become vested and each holder of an option will receive an amount in cash equal to (i) the excess, if any, of the Merger Consideration over the per share exercise price of such option times (ii) the number of shares subject to the option.

     In addition, the Merger Agreement provides that the Surviving Corporation shall indemnify and hold harmless all current or former officers and directors of the Company and its subsidiaries, to the same extent and subject to the same terms as such persons are currently indemnified by the respective charters and by-laws of the Company and of its subsidiaries and under any indemnification agreement with the Company, for acts or omissions occurring at or prior to the Effective Time. The Merger Agreement also provides that the by-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set out in the Company's Second Amended and Restated Certificate of Incorporation. Furthermore, under the Merger Agreement Parent has agreed to cause to be maintained by the Surviving Corporation for a period of not less than six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent it provides coverage for events occurring prior to the Effective Time for all directors and officers as of February 22, 2002; provided that (i) the Surviving Corporation or Parent may substitute policies of at least the same coverage (with carriers at least equal to in claims paying rating to the Company's existing carriers) containing terms and conditions which are no less advantageous to the officers, directors and employees of the Company and (ii) neither the Surviving Corporation nor Parent shall be

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required to pay an annual premium for such insurance in excess of two times the last annual premium paid prior to February 22, 2002, but in such case shall purchase as much coverage as possible for such amount.

     Enron Agreements. Concurrently with the execution of the Merger Agreement, the Company also executed a Settlement Agreement and related promissory note (together, the "Settlement Agreement") and a Master Termination Agreement (the "Master Termination Agreement" and, together with the Settlement Agreement, the "Enron Agreements") with Enron Corp. and certain of its affiliates (together, the "Enron Entities"). Pursuant to these agreements, upon the closing of the Offer, (i) all previous contractual arrangements between the Company and its subsidiaries and the Enron Entities will be terminated, unless specifically preserved in the Enron Agreements; (ii) each of the parties will be fully released by the other parties from any claims or actions arising under any contractual arrangements between the parties upon the closing of the Offer and
(iii) the Company will pay the Enron Entities $28 million, plus interest from and after the first business day following the date of approval by the U.S. Bankruptcy Court for the Southern District of New York overseeing the Enron Entities' bankruptcy proceedings (the "Bankruptcy Court") in complete settlement of any amounts due under certain commodities contracts between the Company and its subsidiaries and the Enron Entities. Both the Settlement Agreement and the Master Termination Agreement were approved by the Company's Business Review Committee as more fully described in Item 4 of this Statement.

     If the Merger Agreement had not been signed or is terminated, and the Company were to liquidate, there is substantial uncertainty, both financial and legal, as to whether the various respective payments to be received by the Enron Entities and the executive officers of the Company upon consummation of the Offer, as described above, would be paid in full or at all. See Item 4 of this Statement for a discussion of the Board's consideration of the Merger Agreement and its consideration of alternatives, including liquidation.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

RECOMMENDATION OF THE BOARD

     At a meeting held on February 19, 2002, the Board (i) approved and determined advisable the Offer, the Merger and the Merger Agreement, (ii) determined that it is in the best interests of the Company's stockholders that the Company enter into the Merger Agreement and consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (iii) recommended that the Company's stockholders accept the Offer, tender their shares pursuant to the Offer and adopt the Merger Agreement (if required by applicable law), and (iv) approved the acquisition of the shares of Company Common Stock by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement.

BACKGROUND TO THE TRANSACTION

     In May 2001, Enron Corp. (together with its subsidiaries, "Enron") advised the Company that it was exploring opportunities to sell or otherwise dispose of its interest in the Company. In June, Enron advised the Company that it had ceased exploring such opportunities.

     During the third quarter of 2001, several factors were adversely affecting the Company's liquidity and cash resources. The Company built substantial inventories of natural gas for supply during the 2001-2002 winter heating season, which reduced available unrestricted cash. In addition, a significant decline in gas and electric prices, coupled with the substantial increase in the Company's customers since the fall of 2000, resulted in a large increase in the cash collateral required to be provided by the Company to certain Enron subsidiaries under the Company's master netting agreement with them (the "Master Netting Agreement"). In view of the Company's limited unrestricted cash resources, the Board authorized management to reduce expenses, to prioritize the Company's market entry and customer acquisition strategies, and to secure ongoing asset-backed or other financing.

     Following an August 2001 telephone call from William I Jacobs, Chief Financial Officer of the Company and a member of the Board, to Phillip Bentley, the Group Finance Director of Parent, in September 2001, H. Eugene Lockhart, Chairman of the Board, President and Chief Executive Officer of the Company, and

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Mr. Jacobs had discussions with Deryk King, Chief Executive Officer of Centrica
North America, a division of Parent, regarding a possible strategic business relationship between the two companies.

     On September 28, 2001, at a meeting, the Board assessed the Company's financial condition and long-term prospects, particularly in view of the significant changes in the external environment and the Company's liquidity issues. The Board reviewed a list of potential parties with which the Company was discussing asset-backed or other financing transactions. In addition, the Board authorized senior management to engage Credit Suisse First Boston as the Company's financial advisor to assist the Company in its exploration of a possible investment in, or sale of, the Company and in contacting potential strategic investors or acquirors on behalf of the Company.

     On October 4, 2001, the Board created a committee of the Board (the "Committee") to review strategic alternatives available to the Company and to make recommendations to the Board. The Board appointed Eugene B. Shanks, Jr., Richard A. Causey and Mr. Lockhart to the Committee, with Mr. Shanks as Chairman of the Committee. The Board also engaged its legal advisor, Sidley Austin Brown & Wood LLP, as special counsel to advise it with respect to potential transactions. Beginning in October 2001, the Committee, in consultation with management and Credit Suisse First Boston, determined that a number of companies that might be interested in engaging in a strategic transaction with the Company should be approached. One of the parties so approached was Parent and, in October 2001, Parent communicated to the Company its possible interest in pursuing a strategic transaction with the Company.

     At the same time, the Company continued to develop plans with respect to additional cost-containment efforts and to pursue possible asset-backed and other financing alternatives that it could undertake in the event of an unsatisfactory result from the Company's possible strategic alternatives. In addition, the Company negotiated with Enron an amendment to the existing commodity supply arrangement that would permit the Company, until January 4, 2002, to substitute up to $40 million of accounts receivable and inventory as replacement collateral for the cash collateral otherwise required, secured by a lien on substantially all inventory, receivables and other intangible assets of the Company.

     Throughout the remainder of October and November 2001, in accordance with the Board's instructions Credit Suisse First Boston and representatives of the Company continued to approach a number of parties regarding a potential transaction with the Company and, as a result of those efforts, the Company entered into confidentiality and standstill agreements and engaged in exploratory discussions with a number of such parties, including Parent. A copy of such confidentiality and standstill agreement between the Company and Parent is filed herewith as Exhibit (e)(7) and incorporated herein by reference.

     On November 2, 2001, Messrs. Bentley and King, along with representatives of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), financial advisor to Parent, met with Messrs. Lockhart and Jacobs and representatives of Credit Suisse First Boston in New York to discuss the process.

     On or about November 16, 2001, Parent and certain other parties were informed that, although the Company had made no determination with respect to a sale of the Company or with respect to any other potential strategic alternative, the Company was interested in receiving a nonbinding proposal with respect to a possible acquisition of all the outstanding Company Common Stock in order to continue evaluating which alternative would best serve the interests of the Company's stockholders.

     During this period, and at the request of the Board, senior management, in consultation with the Company's financial advisor, considered a preliminary valuation of the Company under a variety of scenarios, including one in which the Company would remain a going concern, as well as one in which the Company would undertake a liquidation.

     Following its review of certain financial and other information regarding the Company, on November 26, 2001, Parent submitted a written, preliminary, nonbinding indication of interest with respect to a proposed acquisition of the Company on a going concern basis for a cash purchase price of up to $2.00 per share of Company Common Stock on a fully diluted basis, subject to further due diligence and certain other conditions and financial assumptions including: (i) the termination of certain arrangements between the Company and

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third parties on specified terms, and (ii) the maintenance of the Company's net cash balances at projected levels.

     On December 2, 2001, Enron filed for protection under Chapter 11 of the United States Bankruptcy Code. As a result, there was an event of termination or acceleration with respect to several of the commodity purchase agreements between the Company and Enron, and the Company exercised its rights under the Master Netting Agreement to terminate all commodity supply and swap transactions between the companies effective December 3, 2001. Thereafter, the Company prepared a settlement statement as required under the Master Netting Agreement and began to negotiate with Enron to enter into a settlement with respect to amounts payable under the terminated commodity supply and swap transactions.

     On December 18, 2001, Messrs. King and Lockhart met to discuss certain strategic alternatives and possible synergies that might result from an acquisition of the Company by Parent.

     Throughout December 2001, representatives of Parent, including Parent's financial and legal advisors, conducted due diligence and participated in various meetings and discussions with representatives of the Company and its financial and legal advisors.

     On December 21, 2001, at the direction of the Company, Credit Suisse First Boston requested all interested parties, including Parent, to submit a final proposal for a strategic transaction with the Company, including, in Parent's case, a markup of a draft merger agreement prepared by the Company's counsel, along with a proposed interim trading/credit arrangement, in the form thereafter provided. Final proposals were to be submitted by January 10, 2002. Only Parent submitted a final proposal.

     As of January 2002, the Company's liquidity situation had further deteriorated. As a result of Enron's bankruptcy filing, many of the Company's counterparties for the purchase of commodity supply were requiring credit assurance for commodity purchases in the form of prepayment or cash deposits, rather than permitting the Company to pay in arrears, as had been customary for such purchases. Certain utilities were requiring the Company to provide additional security, in excess of industry standards, for providing service to the Company's customers. Furthermore, several of the Company's surety providers advised the Company that they would not renew their outstanding surety bonds and would not provide new bonds to the Company. In addition, as a result of the Company's efforts to conserve cash only approximately one-third of the Company's retail supply obligations were hedged, as compared to the prior year, when all of the Company's retail supply obligations were substantially fully hedged.

     Throughout January 2002, the Company continued discussions with representatives of Enron regarding the terms of (i) a settlement agreement with respect to amounts payable under the Master Netting Agreement for all commodity supply and swap transactions between the Company and Enron and their affiliates, together with the termination of all liens covering collateral pledged by the Company to Enron, and (ii) an agreement to terminate, upon payment of the settlement amount, transactions and agreements between the Company and its affiliates and Enron and its affiliates, and to mutually release rights and obligations under such intercompany agreements and all other transactions, including the noncompetition agreement, the master services agreement and certain other agreements between such parties. By their terms, any such settlement agreement and the termination agreement would be subject to approval by the Bankruptcy Court.

     On January 10, 2002, Parent submitted a written proposal to acquire all outstanding shares of Company Common Stock on a fully diluted basis for $2.00 per share in a cash tender offer, together with a markup of the proposed merger agreement. The proposal included certain conditions for Parent to enter into a definitive merger agreement, including (i) Bankruptcy Court approval of a settlement agreement with Enron with respect to all commodity supply and swap transactions between the Company and Enron, (ii) the termination of certain customer arrangements for a fixed amount to be paid out of related current escrows and surety bonds, (iii) no movement in the forward curve of commodity prices which would adversely affect the Company's net mark-to-market position and (iv) the maintenance of the Company's cash balances at previously projected levels (collectively, the "Signing Conditions"). Parent also indicated that consummation of the proposed transaction would be conditioned on, among other things, (i) the Company's continued realization of customer acquisitions at levels previously projected by the Company, (ii) the maintenance of the

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Company's cash balances at previously projected levels, (iii) the Company neither being, nor being reasonably likely to become, insolvent, and (iv) no material adverse change occurring with respect to certain of the Company's projected financial metrics (collectively, the "January 10 Closing Conditions").

     On January 14, 2002, the Board held a meeting and reviewed Parent's proposal, including the then-proposed $2.00 per share offer price and the conditions to entering into a definitive agreement and consummating the transaction. The Board also considered management's preliminary liquidation analysis of the Company. After reviewing the terms of Parent's proposal and the preliminary liquidation analysis together with the Company's financial and legal advisors, the Board instructed management to continue negotiations with Parent in an effort to remove or limit the non-customary conditions in Parent's proposal. Later that week, representatives of the Company and Parent conducted negotiations regarding Parent's proposal. At the same time, during the month of January and continuing into February 2002, representatives of Parent, including its financial and legal advisors, continued to conduct due diligence and receive additional information with respect to the Company.

     On or about January 17, 2002, the Company was informed by Arthur Andersen LLP, its independent financial accountants, that they would have to qualify their opinion on the Company's 2001 financial statements with respect to the Company's ability to continue as a "going concern."

     On January 27, 2002, Parent communicated to the Company a revised proposal and proposed markup of the merger agreement and withdrew its prior proposal. The revised proposal included an offer to acquire all outstanding shares of Company Common Stock on a fully diluted basis for $1.30 per share in a cash tender offer, with a mechanism to adjust the purchase price as of the date (the "determination date") on which all conditions to closing the tender offer were satisfied or waived. The purchase price adjustment mechanism would adjust the purchase price upward or downward, on a dollar-for-dollar per share basis, based on changes in commodity forward prices between signing and the determination date. If the purchase price adjustment would result in a purchase price greater than $1.50, Parent could terminate the agreement unless the Company agreed to close the offer at $1.50 per share. If the purchase price adjustment would result in a purchase price less than $1.00, the Company could terminate the agreement unless Parent agreed to close the offer at $1.00 per share. The revised proposal eliminated the Signing Conditions and the January 10 Closing Conditions, but included certain other conditions to the consummation of the tender offer, some of which were carried forward from Parent's January 10 proposal, including (i) Bankruptcy Court approval of a settlement agreement with Enron, (ii) obtaining binding tender agreements from stockholders of the Company holding a majority of the Company's shares on a fully diluted basis, and (iii) that there exist no reasonable possibility that the Company would become subject to criminal liability or material civil liability as a result of the Company's dealings with Enron.

     On January 29, 2002, the Company received telephonic notice, and on February 7, 2002, the Company received formal written notice, from the New York Stock Exchange, Inc. (the "NYSE") that the Company was not in compliance with the continued listing standards of the NYSE because the Company's average closing share price had been less than $1.00 over a consecutive 30-day trading period. Such notice provided that, in the event the Company's share price and 30-day average closing price did not rise over $1.00 in the following six-month period, the Company would be subject to NYSE trading suspension and delisting.

     Throughout this period, representatives of Parent and Parent's financial and legal advisors continued to conduct due diligence and participated in various meetings and discussions with representatives of the Company and its financial and legal advisors with respect thereto.

     On February 5, 2002, at a meeting, the Board reviewed the terms of Parent's proposed transaction, including the then-proposed $1.30 per share offer price and the proposed conditions to the consummation of the transaction. The Board also reviewed the status of the termination and settlement negotiations with Enron. Management advised the Board that an additional $50 to $75 million of financing would be required in the third quarter of 2002 to maintain the Company as a going concern and, given the negative response of numerous potential financing sources the Company had approached, it was unlikely to obtain such financing. In addition, management presented its revised liquidation analysis of the Company, with reduced estimates of realizable asset values, that took into account the effect on the saleability of certain of the Company's assets of
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the increasingly negative publicity surrounding Enron. The Board discussed both the difficulties of conducting an orderly liquidation of the Company and the chances of realizing the amounts set forth in such analysis. The Board also was advised of and considered the fact that there is a question as to whether a liquidation of the Company would have an adverse effect on senior management's deferred compensation and severance arrangements, as compared with a sale of the Company. After reviewing the terms of Parent's proposal and related issues and the Company's alternatives, including liquidation either in or out of bankruptcy proceedings, together with the Company's management and its financial and legal advisors, the Board instructed the Company's representatives and advisors to continue discussions with Parent in an effort, among other things, to limit the remaining material conditions and to reach a final understanding of the financial terms of Parent's proposal. Thereafter, the Company and its advisors continued discussions with Parent about these issues.

     On February 10 and February 11, 2002, meetings were held at Parent's headquarters in Windsor, England, among Messrs. Lockhart and Jacobs and certain other representatives of the Company and representatives of Parent in an effort to provide Parent with further information about the Company's relationship with Enron and to attempt to reach a final agreement on the financial and other terms and conditions of Parent's proposal. At these meetings, the Company's management made clear its belief that the Company has no undisclosed liabilities as a result of its dealings with Enron. Parent proposed a further reduction in the offer price to $1.05 per share, advising the Company that the reduction was to address Parent's continued concern about risks inherent in the proposed transaction and disclosed obligations of the Company. The purchase price adjustment mechanism was retained. If the purchase price adjustment would result in a purchase price greater than $1.30, Parent could terminate the agreement unless the Company agreed to close the offer at $1.30 per share. If the purchase price adjustment would result in a purchase price less than $0.80, the Company could terminate the agreement unless Parent agreed to close the offer at $0.80 per share. Parent also proposed certain changes to the tender offer conditions, including a condition that the Bankruptcy Court approve an injunction against potential Enron consolidated liabilities that the Company might face.

     On February 13, 2002, at a meeting the Board considered the most recent terms of Parent's proposal. The Board discussed with its legal advisors the legal and other risks underlying the condition requiring approval by the Bankruptcy Court of the motion by the Enron parties for approval of the Enron Tender Agreement, the Settlement Agreement and the Master Termination Agreement, including the provision requiring an injunction against third parties, including the Internal Revenue Service, bringing claims against the Company in respect of Enron liabilities, including tax liabilities. The Board also considered the lack of availability to the Company of capital from other sources, as well as alternatives to Parent's proposal, including liquidating the Company either in or out of bankruptcy. Credit Suisse First Boston reviewed with the Board the financial terms of Parent's revised proposal and its financial analysis of the proposed offer price and indicated that, assuming no material changes in the proposed merger as then contemplated, it would be prepared to deliver an opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent and its affiliates) of the $1.05 Per Share Amount (subject to possible adjustment as provided in the Merger Agreement). After discussion, the Board, with director Lou L. Pai recusing himself from voting, approved and authorized management to proceed to complete all necessary agreements to achieve a transaction with the $1.05 Per Share Amount and purchase price adjustment mechanism, subject to the resolutions, and final Board approval of the remaining material issues, including the terms of a settlement with Enron.

     From December 2001 through February 2002, several members of the Board of Directors of the Company resigned. Effective December 31, 2001, Linda Alvarado and Ray Groves resigned from the Board for personal reasons and Richard L. Weill was appointed to the Board. In February 2002, certain members of the Board who were also officers of Enron resigned, including Mr. Causey, James V. Derrick and Kenneth L. Lay. At a meeting of the Board on February 13, 2002, the Board approved reducing the size of the Board to seven members.

     During the following week, representatives of the Company, Parent and Enron worked to negotiate the financial and other terms and conditions of the Enron arrangements and the related conditions. On February 19, 2002, the Business Review Committee of the Board, then comprised of Peter T. Grauer and
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Messrs. Shanks and Weill, met to consider the resulting proposed arrangements with Enron. After consultation with the Company's legal advisors and members of management, the Business Review Committee approved, and determined to recommend to the Board for approval, the form of the Tender Agreement with the various Enron parties that beneficially owned stock or warrants of the Company, the Master Termination Agreement with various Enron parties and the Settlement Agreement with various Enron parties providing for the principal payment of $28 million by the Company to Enron to resolve amounts owed as a result of the Company's December 3, 2001 termination of commodity and swap transactions under the Master Netting Agreement.

     Thereafter, on February 19, 2002, the Board met to discuss the final terms of Parent's proposal to acquire the Company and the various agreements to be entered into with Enron. In addition, at the meeting Credit Suisse First Boston delivered to the Board its opinion to the effect that, as of that date and based upon and subject to certain matters stated in such opinion, the $1.05 Per Share Amount, subject to possible adjustment as provided in the Merger Agreement, to be received in the Offer and Merger by the holders of Company Common Stock was fair, from a financial point of view, to such holders (other than Parent and its affiliates). After reviewing matters with the Company's legal advisors, including further consideration of the legal and other issues involved in the condition relating to approval by the Bankruptcy Court of the terms of the Enron arrangements, including the injunction discussed above, as required by the terms of Parent's final proposal, the Board, with Mr. Pai recusing himself from voting, (i) approved and declared advisable the Offer, the Merger and the Merger Agreement, (ii) declared that it is in the best interest of the Company's stockholders that the Company enter into the Merger Agreement and consummate the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved to recommend that the Company's stockholders accept the Offer, tender their shares pursuant to the Offer and adopt the Merger Agreement (if required by applicable law) and (iv) approved the acquisition of the shares of Company Common Stock by Purchaser pursuant to the Offer and the other transactions contemplated by the Merger Agreement. In addition, the Board approved, with Mr. Pai recusing himself, the form and terms of the Tender Agreement, the Master Termination Agreement and the Settlement Agreement with the various Enron parties thereto.

     On February 20, 2002, in response to an inquiry from officials of the NYSE, the Company announced that it was in merger discussions with Parent. Over the next four days representatives of the Company and Parent engaged in further negotiations with representatives of Enron and of its Creditors Committee in connection with the terms of the Settlement Agreement and obtaining internal and external approvals to enable Enron to execute the Tender Agreement.

     The Merger Agreement, the Tender Agreement with Enron and certain related parties, a Tender Agreement with affiliates of Credit Suisse First Boston, the Master Termination Agreement and the Settlement Agreement were signed by the parties on February 23, 2002. The Tender Agreements between Parent and certain other stockholders of the Company were entered into as of February 20, 2002. On February 23, 2002, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

REASONS FOR THE RECOMMENDATION OF THE BOARD

     In making the determinations and recommendations set forth under "Recommendation of the Board" above, the Board considered a number of factors, including the following:

          1. The amount of consideration to be received by the Company's stockholders in the Offer and that the Per Share Amount, assuming no adjustment thereto, represents a premium of 239% and 98%, respectively, over the closing price of the Company Common Stock of

        - $0.31 on February 12, 2002 (the trading day prior to the meeting of the Board at which the Per Share Amount and the Merger Agreement was approved); and

        - $0.53 on February 15, 2002 (the trading day immediately prior to the meeting of the Board at which the Merger Agreement was approved);

          2. The Company's liquidity needs and lack of available financing, and the risks of continuing to operate the Company as an independent entity, as described above, including:

        - the effect of the Enron bankruptcy on the perception of the Company in the credit and commodity markets and by regulators;

        - the termination of all commodity supply and swap transactions between the Company and Enron;

        - Enron's continued lien on assets of the Company pending the settlement of amounts payable under such terminated transactions; and

        - the fact that, as a result of the Company's efforts to conserve cash, only approximately one-third of the Company's retail supply obligations were hedged, as compared to the prior year, when all the Company's retail supply obligations were substantially fully hedged;

          3. The process leading to the Offer and the Merger and the possible alternatives thereto, the range of possible benefits to the Company and its stockholders of such alternatives and the expected timing and likelihood of accomplishing any of such alternatives, as described above;

          4. Information with regard to the financial condition, results of operations, business and prospects of the Company, as well as current economic and market conditions (including current conditions in the industry in which the Company competes);

          5. The financial presentation of Credit Suisse First Boston, including its opinion dated February 19, 2002 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the Per Share Amount, subject to possible adjustment as provided in the Merger Agreement, to be received in the Offer and the Merger by the holders of Company Common Stock was fair, from a financial point of view, to such holders (other than Parent and its affiliates). The full text of such opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Annex II and is incorporated herein by reference. CREDIT SUISSE FIRST BOSTON'S OPINION IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE PER SHARE AMOUNT, SUBJECT TO POSSIBLE ADJUSTMENT AS PROVIDED IN THE MERGER AGREEMENT, TO BE RECEIVED IN THE OFFER AND THE MERGER BY THE HOLDERS OF COMPANY COMMON STOCK (OTHER THAN PARENT AND ITS AFFILIATES) AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES OF COMPANY COMMON STOCK PURSUANT TO THE OFFER OR AS TO ANY OTHER MATTERS RELATING TO THE OFFER OR THE MERGER. Holders of Company Common Stock are urged to read such opinion carefully in its entirety;

          6. The terms of the Merger Agreement, including (i) the parties' representations, warranties and covenants and the conditions to their respective obligations, (ii) the condition to the Offer that the Bankruptcy Court issue an injunction against third parties, including the Internal Revenue Service, bringing claims against the Company in respect of certain Enron liabilities, including tax liabilities, and (iii) the possibility that the terms of the Merger Agreement, including the non-solicitation and termination fee provisions, might potentially discourage other parties that might be interested in acquiring the Company from proposing such a transaction;

          7. The fact that Enron and certain related parties, affiliates of Credit Suisse First Boston and certain other stockholders of the Company listed in Section 11 of the Offer to Purchase, which together hold over 70% of the outstanding shares of Company Common Stock on an adjusted fully diluted basis, agreed to tender in the Offer such shares and warrants to purchase Company Common Stock held by them;

          8. The notice from the NYSE that the Company was not in compliance with the continued listing standards of the NYSE because the Company's average closing share price had been less than $1.00 over a consecutive 30-day trading period; and

          9. The likelihood that Arthur Andersen LLP will have to qualify its opinion on the Company's 2001 financial statements with respect to the Company's ability to continue as a "going concern".

     The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

INTENT TO TENDER

     To the knowledge of the Company, as of the date of this Statement, each executive officer, director, affiliate or subsidiary of the Company currently intends to tender in the Offer all Company Common Stock that it owns of record or beneficially.

ITEM 5.  PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company has retained Credit Suisse First Boston as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Credit Suisse First Boston's engagement, the Company has agreed to pay Credit Suisse First Boston an aggregate financial advisory fee of $6 million. The Company has also agreed to reimburse Credit Suisse First Boston for reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel and any other advisor retained by Credit Suisse First Boston, and to indemnify Credit Suisse First Boston and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement.

     Except for the recommendation of the Company's Board as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     After a reasonable inquiry, to the knowledge of the Company, no transactions in Company Common Stock have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except as set forth in the Information Statement attached as Annex I to this Statement.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     Except as set forth in this Statement, there are no transactions, resolutions of the Company's Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

     Short-form Merger. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Company Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the Company Common Stock pursuant to the Offer or otherwise, under Section 251 of the DGCL, a vote of the Company's stockholders will be required to adopt and approve the Merger Agreement.

     Appraisal Rights. Holders of Company Common Stock do not have appraisal rights in connection with the Offer. However, if the Merger is consummated (regardless of whether a stockholder vote is required for such consummation), persons who are holders of Company Common Stock at the effective time of the Merger will have certain rights under Section 262 of the DGCL to demand appraisal of their shares. Such rights, if the statutory procedures are complied with, could entitle the holder to a judicial determination of the "fair value" of the Company Common Stock at the effective time, to be paid in cash, in lieu of the Per Share Amount.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
(a)(1)    Joint Press Release issued by the Company and Parent on
          February 23, 2002 (filed by the Company on February 25,
          2002)
(a)(2)    Letter to Stockholders of the Company, dated March 1, 2002
(a)(3)    Offer to Purchase, dated March 1, 2002 (incorporated by
          reference to Exhibit (a)(1)(i) to the Schedule TO of
          Purchaser filed on March 1, 2002)
(a)(4)    Form of Letter of Transmittal (incorporated by reference to
          Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed on
          March 1, 2002)
(a)(5)    Opinion of Credit Suisse First Boston Corporation dated
          February 19, 2002 (included as Annex II to this Statement)
(e)(1)    Agreement and Plan of Merger, dated as of February 22, 2002, among Parent, Purchaser and the Company (incorporated by
          reference to Exhibit (d)(1) to the Schedule TO of Purchaser filed on March 1, 2002)
(e)(2)    Settlement Agreement, dated as of February 22, 2002, among the Company, The New Power Company, Enron Corp., Enron North
          America Corp., Enron Power Marketing, Inc. and Enron Energy
          Services, Inc.
(e)(3)    Master Termination Agreement, dated February 22, 2002, among
          Enron North America Corp., Enron Power Marketing, Inc.,
          Enron Energy Services, Inc. Enron Energy Services, LLC,
          NewPower Holdings, Inc. and The New Power Company
(e)(4)    Tender Agreement, dated as of February 22, 2002, among
          Parent, the Company, Enron Energy Services, LLC, Cortez
          Energy Services, LLC, McGarret I, L.L.C., McGarret II,
          L.L.C., McGarret III, L.L.C. and EES Warrant Trust
          (incorporated by reference to Exhibit (d)(3) to the Schedule
          TO of Purchaser filed on March 1, 2002)
(e)(5)    Tender Agreement dated as of February 22, 2002, among Parent and DLJ Merchant Banking Partners II, L.P. and certain other stockholders of the Company named therein, (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser filed on March 1, 2002)
(e)(6)    Form of Tender Agreement among Parent and certain
          stockholders of the Company (incorporated by reference to
          Exhibit (d)(4) to the Schedule TO of Purchaser filed on
          March 1, 2002)
(e)(7)    Confidentiality and Standstill Agreements, dated November 1,
          2002, between Parent and the Company
(e)(8)    Information Statement of the Company pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, dated
          March 1, 2002 (included as Annex I to this Statement)

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NEWPOWER HOLDINGS, INC.

                                          By:    /s/ H. EUGENE LOCKHART
                                            ------------------------------------
                                            Name: H. Eugene Lockhart
                                              Title:  Chairman, President and
                                                Chief Executive Officer

Dated: March 1, 2002

                                                                         ANNEX I

                            NEWPOWER HOLDINGS, INC.
                            ONE MANHATTANVILLE ROAD
                               PURCHASE, NY 10577

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                            ------------------------

     This Information Statement is being mailed on or about March 1, 2002 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") that NewPower Holdings, Inc. (the "Company" or "NewPower") has filed with the Securities and Exchange Commission (the "SEC") on March 1, 2002. You are receiving this Information Statement in connection with the possible election of persons designated by Centrica plc ("Parent") to a majority of the seats on the Board of Directors of the Company. The Agreement and Plan of Merger dated as of February 22, 2002, among the Company, Parent and Windsor Acquisition Corporation ("Purchaser") requires the Company, at the request of Parent, to take all actions necessary to cause Parent's designees to become directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. See "Right to Designate Directors; The Parent Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meanings specified in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on March 1, 2002. The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 28, 2002 unless the Offer is extended.

     The information contained in this Information Statement concerning Parent, Purchaser and Parent's designees has been furnished to the Company by Parent and Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

               RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly following the purchase by the Purchaser of a majority of the outstanding shares of common stock of the Company ("Common Stock") on a fully diluted basis (including the shares of Common Stock purchased pursuant to the Offer), the Parent will be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors in accordance with this mechanism) and
(ii) the percentage that the number of shares of Common Stock owned by Parent and Purchaser and their affiliates (including shares of Common Stock so purchased) bears to the total number of shares of Common Stock outstanding. In furtherance thereof, the Company will increase the size of the Board of Directors, or secure the resignation of directors, or both, as is necessary to permit the Parent Designees to be elected to the Board of Directors, provided, however, that prior to the effective time, the Board of Directors shall always have at least three members (the "Independent Directors") who are neither officers of Parent or Purchaser nor designees, shareholders or affiliates of Parent or Purchaser. The Company has also agreed, if requested, to cause the Parent Designees to constitute the same percentage of each committee of the Board of Directors, and each board of directors of each subsidiary of the Company and each committee of such board.

     Parent has informed the Company that it will choose the Parent Designees from the directors and executive officers listed in Schedule A to the Offer to Purchase, a copy of which is being mailed to the

Company's stockholders together with the Schedule 14D-9. The Parent has informed the Company that each of the directors and executive officers listed in Schedule A to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule A is incorporated herein by reference.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than March 29, 2002, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

                   CERTAIN INFORMATION CONCERNING THE COMPANY

GENERAL

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of February 1, 2002, there were 62,866,568 shares of Common Stock outstanding. The Board of Directors currently consists of six members, and there is currently one vacancy on the Board of Directors. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The name, principal occupation, business experience and age of each director and named executive officer and his term of office and period of previous service as a director (where applicable) of the Company are set forth below. There are no family relationships among any of the named individuals, and no individual was selected as a director pursuant to any arrangement or understanding with any other person:

DIRECTOR'S OR EXECUTIVE OFFICER'S NAME AND YEAR
FIRST BECAME DIRECTOR (WHERE APPLICABLE)         AGE                    POSITION(S) HELD
-----------------------------------------------  ---                    ----------------
H. Eugene Lockhart (2000)....................    54    Chairman of the Board of Directors, President &
                                                       Chief Executive Officer
William J. Cronin............................    39    Managing Director, Risk Management Strategy
Peter T. Grauer (2000).......................    56    Director
William I Jacobs (2000)......................    60    Director, Managing Director, Chief Financial
                                                       Officer
Marc E. Manly................................    49    Managing Director, Law & Government Affairs
Lou L. Pai (1999)............................    54    Director
Eugene B. Shanks, Jr. (2000).................    54    Director
Nicholas A. Utton............................    44... Managing Director, Chief Marketing Officer
Richard L. Weill (2001)......................    59    Director

     The following is a summary of the experience of the directors and executive officers listed in the table above:

     H. EUGENE LOCKHART, 52, is Chairman of the Board of Directors and has been a director since April 2000. He serves as President and Chief Executive Officer of NewPower, a position he has held since he joined the Company in February 2000. Prior to joining NewPower, from February 1999 to February 2000, Mr. Lockhart was the President of AT&T Consumer Services at AT&T Corp. From May 1997 to October 1998, Mr. Lockhart served as President of BankAmerica Corporation's Global Retail Bank. From January 1994 to May 1997, Mr. Lockhart was President and Chief Executive Officer of MasterCard International. Mr. Lockhart serves on the boards of directors of IMS Health Inc., Manguistics Group, Inc. and Synavant Inc. Mr. Lockhart is also a trustee of the Alumni Board of the University of Virginia and the Darden Graduate School of Business at the University of Virginia.

     WILLIAM J. CRONIN, 39, serves as Managing Director, Risk Management Strategy of NewPower, a position he has held since September 2001. From the time he joined the Company in March 2001 until September 2001, Mr. Cronin served as Managing Director, Risk Control. From 1999 to March 2001, Mr. Cronin was

Chief Financial Officer and head of business development for Phibro, a subsidiary of Citigroup Inc. Prior to that he was treasurer and Chief Credit Officer for Phibro.

     PETER T. GRAUER, 56, has been a director since June 2000. He has been a Managing Director of DLJ Merchant Banking, Inc. since September 1992. From April 1989 to September 1992, he was a Co-Chairman of Grauer & Wheat, Inc., an investment firm specializing in leveraged buyouts. Mr. Grauer is the Chairman of the Board and President of Bloomberg Inc. and also serves on the boards of directors of Davida Inc. and Thermadyne Holdings, Inc.

     WILLIAM I JACOBS, 60, has been a director since July 2000. He serves as Managing Director, Chief Financial Officer of NewPower, a position he has held since joining the Company in June 2000. Prior to joining NewPower, from January 1999 to June 2000, Mr. Jacobs served as Senior Executive Vice President, Strategic Ventures for MasterCard International, Inc. From January 1995 to December 1999, Mr. Jacobs was Executive Vice President, Global Resources for MasterCard International. Prior to Mr. Jacobs' employment at MasterCard International, he was the Executive Vice President, Chief Operating Officer of Financial Security Assurance, Inc., which he co-founded in 1984. Mr. Jacobs serves on the boards of directors of Investment Technology Group, Inc., Global Payments, Inc., Exide Technologies, Inc. and Blackboard, Inc. and is the former Chairman of the Board of Trustees of American University.

     MARC E. MANLY, 49, serves as Managing Director, Law and Government Affairs of NewPower, a position he has held since joining the Company in April 2000. From October 1996 to April 2000, Mr. Manly was Vice President and Chief Counsel to AT&T Consumer Services. From December 1994 to October 1996, Mr. Manly served as the Solicitor General of AT&T Corp. Prior to that time, he was a partner with the law firm Sidley & Austin.

     LOU L. PAI, 54, a private investor, has been a director since November 1999. From February 2001 to July 2001, Mr. Pai served as Chairman and Chief Executive Officer of Enron Xcelerator. From March 1997 to February 2001, Mr. Pai served as Chairman and Chief Executive Officer of Enron Energy Services. From August 1995 to February 1997, Mr. Pai served as President and Chief Operating Officer of Enron Capital & Trade Resources Corp., a subsidiary of Enron Corp. now known as Enron North America Corp., and from September 1994 to July 1995, Mr. Pai served as a Managing Director of Enron Capital & Trade.

     EUGENE B. SHANKS, JR., 54, has been a director since November 2000. He is President and Chief Executive Officer of NetRisk, Inc., a risk management software and advisory services company that he founded in 1997. From 1980 to 1995, Mr. Shanks was employed at Bankers Trust and had a series of management roles leading up to his appointment as President in 1992. Mr. Shanks is a Trustee of Vanderbilt University and a member of its Executive Committee, and also serves on the board of directors of The Posse Foundation.

     NICHOLAS A. UTTON, 44, serves as Managing Director, Chief Marketing Officer of NewPower, a position he has held since joining the Company in October 2000. From 1996 to October 2000, Mr. Utton served as Chief Marketing Officer of MasterCard International. Prior to his employment at MasterCard, Mr. Utton was Senior Vice President, International Marketing at Revlon International. Mr. Utton has also held various marketing and product management positions at Cadbury Schweppes, Bristol-Meyers Squibb Company, Richardson Vicks and Unilever.

     RICHARD L. WEILL, 59, has been a director since December 2001. He is Vice Chairman of MBIA Insurance Corporation, a company he has served in various positions, including President, since 1989. Prior to joining MBIA, Mr. Weill was a partner in the law firm of Kutak Rock for over 20 years. He is a Trustee of the University of Nebraska Foundation, and a Director of Acceptance Insurance Companies Inc.

     From December 2001 through February 2002, several members of the Board of Directors of the Company resigned. Effective December 31, 2001, Linda Alvarado and Ray Groves resigned from the Board for personal reasons. Effective December 31, 2001, Richard L. Weill was appointed to the Board. In February 2002, certain members of the Board who were also officers of Enron Corp. resigned, including Richard A. Causey, James V. Derrick and Kenneth L. Lay. At a meeting of the Board on February 13, 2002, the Board approved reducing the size of the Board to seven members. There is currently one vacancy on the Board.

BOARD AND COMMITTEE MEETINGS

     The Board of Directors held four regular meetings and six special meeting during fiscal 2001. Each director, except James Derrick and Kenneth Lay, attended over 75% of the total number of meetings of the Board of Directors and the committees thereof of which he or she was a member during fiscal 2001.

     The standing committees of the Board of Directors are the Audit and Risk Management Committee, the Compensation Committee and the Business Review Committee.

     During fiscal 2001, the Audit and Risk Management Committee, comprising Ray Groves (Chairman), Linda Alvarado and Eugene Shanks, held eight meetings and is entirely independent of both NewPower and Enron Corp. (i.e., directors who do not receive compensation as an officer or employee of NewPower or Enron Corp., or of any of their respective subsidiaries), in accordance with New York Stock Exchange requirements. Ray Groves and Linda Alvarado resigned from the Board of Directors and the Audit and Risk Management Committee effective December 31, 2001. At this time, the Board elected Richard L. Weill as a member of the Board of Directors and of the Audit and Risk Management Committee. Mr. Shanks is currently the acting chairperson for the Audit and Risk Management Committee. In accordance with its written charter, the Audit and Risk Management Committee recommends to the Board of Directors the appointment of the independent public accountants and reviews with representatives of the independent public accountants the scope of their examination, their fees, the results of their examination and any problems identified by the independent public accountants regarding internal controls, together with their recommendations. The Audit and Risk Management Committee also meets with NewPower's internal auditors to review the activities of the internal audit staff and compliance with policies and procedures on internal accounting controls.

     The Compensation Committee, comprising Peter Grauer (Chairman) and Eugene Shanks, held seven meetings during fiscal 2001. The Compensation Committee administers NewPower's employee stock and other benefits plans and makes decisions concerning compensation strategy for executives and other employees. The Compensation Committee also reviews all items of compensation for the Chief Executive Officer and the other executives.

     The Business Review Committee, comprising Peter Grauer, Eugene Shanks, Linda Alvarado and Ray Groves, held two meetings during fiscal 2001 and is entirely independent of the Company and of Enron Corp. (i.e., directors who do not receive compensation as an officer or employee of NewPower or Enron Corp., or of any of their respective subsidiaries). As stated above, Ray Groves and Linda Alvarado resigned from the Board of Directors and the Business Review Committee, effective December 31, 2001. Richard L. Weill was elected to the Board effective as of December 31, 2001 and the Business Review Committee effective as of February 13, 2002. The Business Review Committee was created in February 2001, and reviews proposed transactions otherwise agreed to between NewPower and Enron, including their respective subsidiaries, that may be submitted from time to time by either the Chairman and the Chief Executive Officer of NewPower, or by the Board of Directors. The Business Review Committee is authorized to review and authorize, and to recommend to the Board of Directors whether or not a transaction submitted for its review be approved by the Board.

COMPENSATION OF DIRECTORS

     Employee directors (Directors Lockhart and Jacobs) do not receive any cash compensation from NewPower for their services as members of the Board of Directors. Similarly, while employed by Enron Corp. or any of its affiliates, any such directors do not receive any cash compensation from NewPower for their services as members of the Board of Directors.

     The other directors are paid an annual retainer fee of $20,000 for service as a director and a fee of $1,000 for each meeting of the Board of Directors that such director attends, and an annual retainer fee of $5,000 for service as Chairman of any committee of the Board of Directors and a fee of $500 for any committee meeting or such other business meetings called by management that such director attends.

     In addition, each of these non-employee directors receives options to purchase 15,000 shares of Common Stock on such director's initial appointment to the Board at an exercise price equal to the fair market value of the Common Stock at that time. Furthermore, NewPower will issue, on an annual basis on the day of the annual meeting of stockholders, an option to each of these non-employee directors to acquire 10,000 shares of Common Stock upon such non-employee director's re-election to the Board of Directors at the fair market value of the Common Stock at that time.

     The Company reimburses all directors for travel and lodging expenses in connection with their attendance at board and committee meetings.

     Consistent with the emphasis on equity-based plans, the Company's non-employee directors are required to purchase within two years of their initial election to the Board of Directors, shares of Common Stock worth at least $250,000 as of the second anniversary of their election to the Board of Directors.

     In February 2001, the Company adopted a Directors' Fee Deferral Plan, whereby directors who receive compensation from NewPower may make an irrevocable election to defer receipt of some or all of their compensation. As such plan was amended in May 2001, directors who elect to defer compensation may do so in the form of either cash or equivalent stock units, determined by the fair market value of the Common Stock as of the first day of each calendar quarter of the annual retainer period, which currently begins on January 1 of each year.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act and SEC regulations require the Company's directors, certain officers and greater than ten percent stockholders to file reports of ownership on Form 3 and changes in ownership on Form 4 and 5 with the SEC.

     Based solely on its review of copies of such reports received or written representations from such executive officers, directors and ten percent stockholders, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and ten percent stockholders were complied with during fiscal 2001.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee for fiscal 2001 were Messrs. Grauer and Shanks. Neither of them is or has been an officer or employee of the Company or any of its subsidiaries.

                             EXECUTIVE COMPENSATION

     The following tables and narratives discuss the compensation paid in fiscal 2001 and 2000 to NewPower's Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION                        LONG TERM               ALL OTHER
                                ---------------------------------                COMPENSATION            COMPENSATION
                                                          OTHER                  ------------            ------------
                                                         ANNUAL     RESTRICTED    SECURITIES
                                                         COMPEN-      STOCK       UNDERLYING    L/TIP
NAME & PRINCIPAL                SALARY(2)   BONUS(3)    SATION(4)   AWARDS(5)     OPTIONS(6)    PAYOUT
POSITION(1)              YEAR      ($)         ($)         ($)         ($)           (#)         ($)         (7)
----------------         ----   ---------   ---------   ---------   ----------   ------------   ------   ------------
H. Eugene Lockhart.....  2001    700,000            0    895,057          888             0      N/A       574,818
  Chairman of the
    Board,               2000    600,958    1,480,000     74,850    4,000,000     2,112,000      N/A       583,322
  President & Chief
  Executive Officer
William I Jacobs.......  2001    600,000            0    228,985          888             0      N/A             0
  Managing Director,     2000    377,919      312,500    155,365    1,000,000       864,350      N/A             0
  Chief Financial
    Officer
William J. Cronin......  2001    333,333      240,000          0          888       500,000      N/A             0
  Managing Director,
  Risk Management
  Strategy
Nicholas A. Utton......  2001    440,000            0     32,652          888       100,000      N/A             0
  Managing Director,     2000    111,692      557,500     17,311            0       636,650      N/A             0
  Chief Marketing
    Officer
Marc E. Manly..........  2001    393,750            0     88,234          888       100,000      N/A             0
  Managing Director,     2000    247,911      225,000    122,967            0       546,350      N/A             0
    Law & Government
    Affairs

---------------

(1) Includes those who in fiscal 2001 were the Chief Executive Officer and the other four most highly compensated executive officers as measured by salary and bonus. The positions shown are the principal positions held during fiscal 2001.

(2) Amounts shown are actual salaries paid for fiscal year indicated. The annual salary in effect for Mr. Cronin during fiscal 2001 was $400,000. In addition, the annual salary for Mr. Manly increased to $400,000 in February 2001.

(3) No annual performance bonuses were awarded for fiscal 2001. Bonus reported for Mr. Cronin represents bonus and indemnification payments made at the commencement of his employment. Amounts reported for fiscal 2000 include bonus payments made at the commencement of employment in the amounts of $780,000 for Mr. Lockhart and $337,500 for Mr. Utton; the remainder of the amounts shown reflect the cash amount of annual performance bonuses for fiscal 2000, which are recommended by the Chief Executive Officer and reviewed and approved by the Compensation Committee. The cash portion of the performance bonus earned during fiscal 2000 was paid on February 21, 2001. Each Named Executive Officer, except Mr. Utton, received approximately 50% of the 2000 annual bonus in cash. The balance of the 2000 annual reward was foregone by these executives and comparable value was provided in the form of stock options, which are reflected on the table as Long-Term Compensation/Securities Underlying Options and further described in footnote
    (6). $220,000 of Mr. Utton's bonus for fiscal 2000 was guaranteed as a contractual amount to replace certain forgone entitlements from Mr. Utton's previous employer. $80,000 of Mr. Utton's bonus for fiscal 2000 was foregone as a cash payment, and comparable value was delivered in stock options as described in footnote (6).

(4) Amounts shown represent payments of above-market interest on deferred compensation and, for fiscal 2001, in the case of Mr. Lockhart and Mr. Jacobs, additional amounts to compensate Mr. Lockhart and Mr. Jacobs for taxes resulting from the lapse of restrictions on restricted stock. For Mr. Lockhart and Mr. Jacobs, these additional compensation amounts were $851,031 and $95,679, respectively. NewPower maintains a Non-Qualified Executive Deferred Compensation Plan under which non-elective deferred compensation was awarded to Messrs. Lockhart, Jacobs, Utton and Manly. These amounts were contractual and intended to replace certain forgone entitlements from previous employers. Pursuant to Section 402(b)(2)(iii)(C) of Regulation S-K of the Exchange Act, amounts shown in the table reflect that portion of the above-market earnings on deferred compensation in excess of 7.14% (120% of the applicable federal rate in effect at the time that the plan was adopted). On December 19, 2001, the Compensation Committee approved the termination of Mr. Lockhart's split dollar life insurance policy. As a result of such termination, the cash surrender value of the policy was paid to the Company and deposited in the Company's general unrestricted cash account. Further, as a result of such termination, the Company's obligation to make future premium payments for the policy ceased. On December 19, 2001, the Compensation Committee also approved the restructuring of the Company's deferred compensation arrangement with Mr. Lockhart in satisfaction of the Company's obligation under Mr. Lockhart's employment contract by approving a deferred compensation award. The award is to be governed by the terms of the TNPC Executive Deferred Compensation Plan and a Nonelective Deferred Compensation Agreement was executed by Mr. Lockhart and the Company. The amount of the award shall be equal to the cash surrender value received upon surrender of Mr. Lockhart's split dollar life insurance policy. See footnote
    (7) for a description of Mr. Lockhart's split dollar life insurance policy.

(5) For fiscal 2001, each named Executive Officer received restricted stock on May 16, 2001 valued at $888 at the time of grant. All of these shares vested on November 15, 2001 and were converted to shares of Common Stock at that time. For fiscal 2000, under the terms of the 2000 Stock Plan and in accordance with contractual obligations in respect of their employment offers, individual restricted stock agreements were entered into with Mr. Lockhart and Mr. Jacobs. Restricted stock of 190,477 and 47,620 shares, respectively, were credited to each officer's account as of October 5, 2000, the date of the initial public offering. In the case of Mr. Lockhart, the restricted stock, valued at the time of the initial public offering as $4,000,000, vests ratably 2 years from February 1, 2000, the date of commencement of Mr. Lockhart's employment, and has been or will be converted into shares of Common Stock at those times. In the case of Mr. Jacobs, the restricted stock, valued at the time of the initial public offering as $1,000,000, vests ratably over 4 years, on December 31 of 2000, 2001, 2002 and 2003, and has been or will be converted into shares of Common Stock at those times. The restricted stock also vests upon Mr. Lockhart's or Mr. Jacobs's death, disability, involuntary termination of employment other than for cause, upon a breach of contract by NewPower or upon a change of control of NewPower pursuant to the terms of the 2000 Stock Plan. If dividends are paid on the Common Stock, an amount in cash equal to the dividends will be paid to Mr. Lockhart or Mr. Jacobs. At the end of fiscal 2001, the remaining portion of the restricted stock initially granted to Mr. Lockhart and Mr. Jacobs had values of $70,476 and $17,619, respectively.

(6) Amounts for fiscal 2001 include stock option awards made by the Company for retention purposes and, in the case of Mr. Cronin, stock options awards made at the commencement of his employment. Each Named Executive Officer (except Mr. Lockhart and Mr. Jacobs) received 100,000 options each at an exercise price of $1.17. All options granted have a ten year term and vest ratably over a three year period. Mr. Cronin also received 300,000 options with an exercise price of $6.20 and 100,000 options with an exercise price of $21.00.

     Amounts for fiscal 2000 include stock option awards made in connection with the employment of each Named Executive Officer, as well as option awards in connection with annual bonuses for 2000 performance. With respect to stock options granted at the commencement of employment, Mr. Lockhart received 678,000 options with an exercise price of $3.88 and 1,290,000 options with an exercise price of $21.00; Mr. Jacobs received 400,000 options with an exercise price of $9.69 and 400,000 options with an exercise price of $21.00; Mr. Utton received 620,000 options with an exercise price of $21.00 and Mr. Manly received 200,000 options with an exercise price of $9.69 and 300,000 options with an exercise price of $21.00. All options granted have a 10-year term and vest ratably over a 3-year period on either the anniversary date of the initial public offering (October 5, 2001, 2002 and 2003) or on December 31, 2001, 2002 and 2003, or otherwise as specified in the 2000 Stock Plan. With respect to stock options received in lieu of a portion of the annual bonus, as noted in footnote (3), each Named Executive Officer, except Mr. Utton, received approximately 50% of the 2000 annual bonus in cash and the remainder of the 2000 annual bonus in stock options. Mr. Utton received 73.33% of his bonus in cash and 26.67% of his bonus in stock options (see footnote (3)). The stock options granted as part of the bonus have a ten-year term and vest ratably in three equal installments on February 7, 2002, 2003 and 2004, and were granted as follows: Mr. Lockhart: 64,000 options at an exercise price of $9.24, 40,000 options at an exercise price of $15.12 and 40,000 options at an exercise price of $25.20; Mr. Jacobs: 28,600 options at an exercise price of $9.24, 17,875 options at an exercise price of $15.12 and 17,875 options at an exercise price of $25.20; Mr. Utton: 7,400 options at an exercise price of $9.24, 4,625 options at an exercise price of $15.12 and 4,625 options at an exercise price of $25.20; and Mr. Manly: 20,600 options an exercise price of $9.24, 12,875 options at an exercise price of $15.12 and 12,875 options at an exercise price of $25.20.

(7) For fiscal 2001, the amounts shown include (i) $560,556, which is the dollar value of premiums paid for Mr. Lockhart on a split dollar life insurance policy owned by Mr. Lockhart, less the net present value of future repayments of those premiums in 14 years and (ii) $14,262 attributable to term life insurance coverage pursuant to a split dollar life insurance arrangement. For fiscal 2000, the amounts shown include (i) $574,841, which is the dollar value of premiums paid for Mr. Lockhart on the split dollar life insurance policy, less the net present value of future repayments of those premiums in 15 years and (ii) $8,481 attributable to term life insurance coverage pursuant to the split dollar life insurance arrangement. Mr. Lockhart's split dollar life insurance policy was terminated at the request of the Company and Mr. Lockhart on December 19, 2001, following the payment of the premium amounts specified above.

OPTION GRANTS IN LAST FISCAL YEAR

                                NUMBER OF
                               SECURITIES        % OF TOTAL
                               UNDERLYING      OPTIONS GRANTED   EXERCISE OR
                                 OPTIONS       TO EMPLOYEES IN   BASE PRICE                      GRANT DATE
NAME                          GRANTED(1)(#)      FISCAL YEAR      ($/SHARE)    EXPIRATION DATE   VALUE(2)($)
----                         ---------------   ---------------   -----------   ---------------   -----------
H. Eugene Lockhart.........       64,000            0.01             9.24        Feb. 6, 2011       568,320
                                  40,000            0.01            15.12        Feb. 6, 2011       351,200
                                  40,000            0.01            25.20        Feb. 6, 2011       346,000
William I Jacobs...........       28,600            0.00             9.24        Feb. 6, 2011       253,968
                                  17,875            0.00            15.12        Feb. 6, 2011       156,943
                                  17,875            0.00            25.20        Feb. 6, 2011       154,619
William J. Cronin..........      100,000            0.02             1.17        Nov. 8, 2011       112,000
                                 300,000            0.05             6.20       Feb. 28, 2011     1,785,000
                                 100,000            0.02            21.00       Feb. 28, 2011       576,000
Nicholas A. Utton..........      100,000            0.02             1.17        Nov. 8, 2011       112,000
                                   7,400            0.00             9.24        Feb. 6, 2011        65,712
                                   4,625            0.00            15.12        Feb. 6, 2011        40,608
                                   4,625            0.00            25.20        Feb. 6, 2011        40,606
Marc E. Manly..............      100,000            0.02             1.17        Nov. 8, 2011       112,000
                                  20,600            0.00             9.24        Feb. 6, 2011       182,928
                                  12,875            0.00            15.12        Feb. 6, 2011       113,043
                                  12,875            0.00            25.20        Feb. 6, 2011       111,369

---------------

(1) Options granted were options to acquire shares of Common Stock. All options have an option term of 10 years and vest ratably over three years on the anniversary of the grant date. For a discussion of the granting of certain options as a part of the 2000 annual incentive program, see footnote (3) to the Summary Compensation Table.

(2) Calculated using the Black Scholes pricing model. Underlying assumptions used in the calculation include risk-free interest rates of 4.34% to 5.10%; price volatility of 124%; a dividend yield of 0%; and an expected term in years of 10. NewPower has elected to illustrate the potential realizable value using the

    Black Scholes pricing model as permitted by the rules of the SEC. This does not represent NewPower's estimate or projection of future stock price or of the assumptions utilized; actual gains, if any, upon future exercise of any of these options will depend on the actual performance of the Common Stock.

FISCAL YEAR END OPTION VALUES

                                                   NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                OPTIONS AT FISCAL YEAR-END    OPTIONS AT FISCAL YEAR-END
                                                            ($)                         ($)(2)
                                                ---------------------------   ---------------------------
NAME(1)                                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------                                         -----------   -------------   -----------   -------------
H. Eugene Lockhart............................    656,000       1,456,000          --             --
William I Jacobs..............................    266,668         597,682          --             --
William J. Cronin.............................          0         500,000          --             --
Nicholas A. Utton.............................    206,667         529,983          --             --
Marc E. Manly.................................    166,667         479,683          --             --

---------------

(1) No options were exercised in 2001 by the Named Executive Officers.

(2) The closing sales price of Common Stock as reported on the New York Stock Exchange on December 31, 2001 was $0.74. Value is calculated by multiplying
    (a) the difference between $0.74 and the option exercise price by (b) the number of shares of Common Stock underlying the option.

EMPLOYMENT AGREEMENTS

     NewPower has entered into employment agreements with the Named Executive Officers as described below:

     H. EUGENE LOCKHART. NewPower entered into an employment agreement with Mr. Lockhart effective February 1, 2000. The agreement has a four year initial term. The agreement provides that Mr. Lockhart will serve as President and Chief Executive Officer, and will receive a minimum annual base salary of $700,000, subject to annual review, and will also receive a target bonus of 150% of his annual base salary, determined at the discretion of the Board of Directors, payable in the first quarter of the subsequent year. As of the effective date of the agreement, Mr. Lockhart was paid a one time additional payment of $780,000 and a combination of a split dollar whole life insurance policy and deferred compensation with a current cost to the Company of $4 million. In addition, under the agreement, Mr. Lockhart received stock options to purchase 678,000 shares of Common Stock at an exercise price of $3.88 per share, which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 1,290,000 shares of Common Stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of our initial public offering. All options have a term of ten years. Mr. Lockhart also received $4,000,000 in restricted stock upon consummation of the initial public offering, valued at the initial public offering price of our Common Stock, which vested in one-half increments on each of February 1, 2001 and February 1, 2002. Mr. Lockhart will be allowed to participate in all benefit plans offered by NewPower to other similarly situated employees.

     NewPower may terminate Mr. Lockhart's employment agreement at any time for cause, or for his death or disability before the expiration of the term of employment. Mr. Lockhart may voluntarily terminate his employment at any time. If NewPower involuntarily terminates Mr. Lockhart's employment agreement, which includes termination without cause, or if NewPower materially breaches a material provision of the employment agreement which remains uncorrected for 30 days following Mr. Lockhart's written notice of the breach, then Mr. Lockhart is entitled to receive his monthly base salary and target bonus as if his employment agreement had continued for the full term after involuntary termination, unless he accepts employment with a competitor. The term of the agreement may be extended for one year periods upon notice to and agreement with Mr. Lockhart on or before six months prior to the conclusion of the initial term or any extension thereof. Employment after the agreement expires converts to employment-at-will, terminable at any time by either NewPower or Mr. Lockhart. The agreement prohibits Mr. Lockhart from soliciting NewPower employees for a period of twelve months following termination or from competing with NewPower or soliciting customers for either twelve months after voluntary termination or six months after involuntary termination. The employment agreement also contains confidentiality provisions.

     In the event of a change of control of NewPower as specified in NewPower's 2000 Stock Plan described below, and unless he enters into a new employment contract with a successor entity, Mr. Lockhart would have a one year period to elect to terminate his employment agreement on account of consummation of a change of control. In that event, Mr. Lockhart would be entitled to the salary and bonus otherwise to be paid over the remaining term of his employment agreement, although such payments would not exceed one year's salary and bonus at then-current levels once the final year of the initial term begins.

     WILLIAM I JACOBS. NewPower entered into an employment agreement with Mr. Jacobs effective May 1, 2000. The agreement has a four year initial term. The agreement provides that Mr. Jacobs will receive a minimum annual base salary of $600,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Jacobs received stock options to purchase 400,000 shares of Common Stock at an exercise price of $9.69 per share, which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 400,000 shares of Common Stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of the Company's initial public offering. All options have a term of ten years. As of the effective date of the agreement, Mr. Jacobs was granted $6,700,000 as principal amount, subject to the accumulation of interest, under the Company's Executive Deferred Compensation Plan, with vesting in one-fifth increments at the effective date of the agreement, and on December 31, 2000, 2001, 2002 and 2003. Mr. Jacobs also received $1,000,000 in restricted stock upon consummation of the initial public offering valued at the initial public offering price of our Common Stock, which has vested or will vest in one-fourth increments on December 31, 2000, 2001, 2002 and 2003. Mr. Jacobs will be allowed to participate in all benefit plans offered by NewPower to other similarly situated employees. The other terms of Mr. Jacobs' employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement. In addition, in February 2001, the Company agreed to indemnify Mr. Jacobs, as provided in its by-laws, for benefits he forfeited in connection with a potential dispute with his prior employer concerning the Company's hiring of employees from that company, and for any fees and expenses in connection with any litigation, should it ever ensue. The indemnification for forfeited benefits amounts to $1,000,000 and was credited as additional principal amount to Mr. Jacobs' deferred compensation account.

     WILLIAM J. CRONIN. NewPower entered into an employment agreement with Mr. Cronin effective March 1, 2001. The agreement has a four year initial term. The agreement provides that Mr. Cronin will receive a minimum annual base salary of $400,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Cronin received stock options to purchase 300,000 shares of Common Stock at an exercise price of $6.20 per share, which vest in one-third increments on March 1, 2002, 2003 and 2004, and stock options to purchase 100,000 shares of Common Stock at an exercise price of $21.00 per share, which vest in one-third increments on February 28, 2002, 2003 and 2004. All options have a term of ten years. As of the effective date of the agreement, Mr. Cronin was paid a one time additional payment of $170,000. Mr. Cronin will be allowed to participate in all benefit plans offered by NewPower to other similarly situated employees. The other terms of Mr. Cronin's employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement. In addition, Mr. Cronin was paid a one time additional payment of $70,000 to indemnify him for compensation forfeited from his previous employer.

     NICHOLAS A. UTTON. NewPower entered into an employment agreement with Mr. Utton effective September 29, 2000. The agreement has a four year initial term. The agreement provides that Mr. Utton will receive a minimum annual base salary of $440,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Utton received stock options to purchase 620,000 shares of Common Stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of the Company's initial public offering. All options have a term of ten years. Mr. Utton became entitled to a one-time payment of $337,500 upon commencement of employment. Mr. Utton was also granted $2,037,500, as principal amount, subject to the accumulation of interest under the Company's Executive Deferred Compensation Plan, which as amended provides for a payment of $337,500 one year after the commencement of employment, $400,000 on February 8, 2002, $450,000 on March 20, 2002, $450,000 on April 8, 2002 and $400,000 on
April 22, 2002. Mr. Utton will be allowed to participate in all benefit plans offered by NewPower to other similarly situated employees. The other terms of Mr. Utton's employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement.

     MARC E. MANLY. NewPower entered into an employment agreement with Mr. Manly effective April 17, 2000. The agreement has a four year initial term. The agreement provides that Mr. Manly will receive a minimum annual base salary of $350,000, subject to annual review, and will also receive a target bonus of 100% of his annual base salary payable in the first quarter of the subsequent year. In addition, under the agreement, Mr. Manly received stock options to purchase 200,000 shares of Common Stock at an exercise price of $9.69 per share, which vest in one-third increments on December 31, 2001, 2002 and 2003, and stock options to purchase 300,000 shares of Common Stock at the initial public offering price, which vest in one-third increments on each of the first three anniversaries of our initial public offering. All options have a term of ten years. As of the effective date of the agreement, Mr. Manly was granted $5,000,000 as principal amount, subject to the accumulation of interest, under the Company's Executive Deferred Compensation Plan, with vesting in one-third increments on December 31, 2000, 2001 and 2002. Mr. Manly will be allowed to participate in all benefit plans offered by NewPower to other similarly situated employees. The other terms of Mr. Manly's employment agreement are substantially similar to the terms of Mr. Lockhart's employment agreement.

STOCK OPTION AND BENEFIT PLANS

     All employees of NewPower are eligible to participate in the Company's benefit plans, which include health coverage, disability and life insurance, and a 401(k) savings plan. In addition, grants of stock options are governed by the 2000 Stock Plan, and elective or non-elective deferred compensation is subject to the Company's Executive Deferred Compensation Plan, both of which plans are summarized below.

 2000 STOCK PLAN

     General. The 2000 Stock Plan allows the Company to grant options or restricted stock to employees, board members, officers, consultants and other service providers. The purpose of the stock plan is to attract and retain qualified employees, consultants and other service providers by providing them with additional incentives and opportunities to participate in NewPower's ownership and to create an interest in the success and increased value of NewPower. The stock plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to determine, and to establish guidelines and to delegate to the Chief Executive Officer the determination of, the persons to whom awards are to be granted, the time at which awards will be granted, the number of shares to be represented by each award, and the consideration to be received, if any. The Compensation Committee also has the power to interpret the stock plan and to create or amend its rules.

     Reservation of Shares. Grants of stock options and restricted stock may be made pursuant to the stock plan. Currently, the number of shares of Common Stock issued under the stock plan may not exceed 18,419,400 shares. If any portion of any option or restricted stock granted under the stock plan can no longer be exercised or become vested, or if any Common Stock is reacquired by NewPower pursuant to an option or restricted stock agreement, where in any such case no alternative consideration has been provided to the participant, the unexercised portion will be available for grant or reissuance. If the outstanding Common Stock is adjusted because of a recapitalization, stock split, combination of shares, reclassification, stock dividend, or other similar change, the Compensation Committee will make appropriate adjustments to the total number and kind of shares covered by the stock plan to preserve as nearly as practical the benefits to the participants. However, in the event of an equity capital contribution to NewPower, stock plan participants will have no recourse to a dilution in their shares of Common Stock, options and rights to acquire restricted stock.

     Stock Options. Stock options granted under the stock plan are not intended to be incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code. The maximum number of shares that may be subject to options granted under the stock plan to an individual optionee during any calendar year may not exceed, with respect to options granted prior to September 1, 2000, 3,000,000 shares, and, with respect to options granted on or after September 1, 2000, 1,500,000 shares. The exercise price for an option granted under the stock plan will be determined by the Compensation Committee but, on or after September 1, 2000, will be no less than the fair market value of the Common Stock on the date the option is granted. The term for exercise of any option granted will generally be ten years from the effective date of the option agreement. The options granted under the stock plan are not assignable or transferable, except on the death of a participant or unless the Committee provides its approval.

     Restricted Stock. The stock plan permits the Compensation Committee to make restricted stock awards, including performance-based restricted stock awards pursuant to Section 162(m) of the Internal Revenue Code. The maximum number of shares that may be subject to grants of restricted stock to an individual grantee during any calendar year may not exceed, with respect to grants of restricted stock prior to September 1, 2000, 1,000,000 shares, and, with respect to grants made on or after September 1, 2000, 500,000 shares. The Committee will establish the performance criteria. The restricted stock granted under the stock plan is not assignable or transferable, except on the death of a participant or unless the Committee gives its approval. Upon a change of control, as defined in the stock plan and as described below, all outstanding restricted stock shall become immediately vested.

     Termination of Employment. If the employment of any employee is terminated for any reason, other than the termination of employment by NewPower for cause or the voluntary termination of employment by the employee not as a result of any breach by NewPower, then the stock plan provides for the accelerated vesting of options and restricted stock granted to such employee.

     Change of Control. The stock plan provides for the accelerated vesting of options and restricted stock granted to participants in the event of a change of control of NewPower. Change of control is deemed to occur in one of four circumstances: (1) excluding exceptions applicable to existing investors and transactions, where a person or entity acquires more than 25% of the then-outstanding shares of Common Stock or the combined voting power of the then outstanding voting securities of NewPower entitled to vote generally in the election of directors; (2) where a majority of the Board is replaced, other than where individual board members are replaced by a majority vote of the Board; (3) in the event of a merger, consolidation or sale or other disposition of all or substantially all the assets of NewPower where the stockholders immediately prior to such transaction fail to own, immediately after such transaction, at least 70% of the then-outstanding shares of Common Stock or the combined voting power of the then outstanding voting securities of NewPower entitled to vote generally in the election of directors or fail to meet other specified conditions; and (4) upon approval by the stockholders of a complete liquidation or dissolution of NewPower. Notwithstanding the foregoing, a change of control shall not be deemed to occur if the Board of Directors unanimously approves a transaction that would otherwise result in a change of control.

     Term and Amendment. The stock plan has a term of ten years, subject to earlier termination or amendment by the Board of Directors. The Board of Directors may amend the plan at any time, except that participant approval is required if any amendment, alteration, suspension or termination substantially affects or impairs the participant's rights under the plan.

 EXECUTIVE DEFERRED COMPENSATION PLAN

     General. The purpose of the Executive Deferred Compensation Plan is to aid the Company in attracting and retaining key employees by providing a non-qualified compensation deferral vehicle. The deferred compensation plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the power to interpret the deferred compensation plan and to create or amend its rules. The deferred compensation plan is currently considered a "top hat" plan for ERISA purposes and is an unfunded plan maintained by the Company primarily for the purpose of providing deferred compensation to a select group of management. As of December 31, 2001, there were five participants in the deferred compensation plan.

     Participation. The deferred compensation plan allows for eligible employees to elect to participate in the deferred compensation plan for a given calendar year by filing an irrevocable election form with the Compensation Committee. The Compensation Committee has not yet considered or approved an election form, and therefore there has not yet been any elective participation in the deferred compensation plan.

     The Company may, in its sole discretion, award to an eligible employee non-elective deferred compensation. The terms and conditions of such non-elective deferred compensation may vary from award to award as the Company deems appropriate.

     Investment Return. A participant's deferred compensation account shall be deemed to be invested in accordance with the participant's election or elections on his or her investment allocation forms. The Compensation Committee expects to make investment funds available to participants in the deferred compensation plan at a future date. In the interim, deferred compensation accounts are earning an investment return at the prime rate of interest plus one percent, compounded quarterly. The Compensation Committee in its sole discretion may change the investment funds from time to time.

     Distributions. In addition to distributions in the form of lump sum payments, or declining balance payouts in accordance with an election form or a non-elective award, participants are entitled to accelerated distributions upon death or disability of the participant, upon proof of severe financial hardship, or as a liquidating distribution subject to a forfeiture penalty of 10% of the value of the deferred compensation account.

     Termination of Employment. In the event of a termination of employment without cause or a termination of employment for reason of death or disability, any balance in a participant's account shall become vested. In the event of a voluntary termination of employment, any unvested portion of the participant's non-elective deferred compensation and the investment return attributable to such unvested compensation shall be forfeited as of the date of such termination. In the event of a termination of employment for cause, the investment return then credited to the participant's deferred compensation accounts (to the extent a positive amount) plus any unvested portion of the participant's non-elective deferred compensation shall be forfeited as of the date of such termination.

     Change of Control. In the event of a change of control, any termination of employment of a participant in the deferred compensation plan that occurs during the 24-month period immediately following the consummation of a transaction constituting a change of control will result in any unvested amounts becoming vested.

     Company Payment Deferral Rights. In the event that any amount payable from a participant's deferred compensation account, including a liquidating distribution, would be non-deductible by the Company pursuant to application of the compensation deduction limitations of Section 162(m) of the Internal Revenue Code of 1986, as amended, the Compensation Committee shall have the absolute right, in its sole discretion, to defer payment of such amount until such time as its payment would no longer present a loss of a deduction for such payment.

                              RELATED TRANSACTIONS

     From the date of incorporation until January 6, 2000, all issued and outstanding shares of NewPower's Common Stock were held by Enron Energy Services, an affiliate of Enron Corp. On January 6, 2000, NewPower completed its initial private placement of Common Stock and two classes of warrants, Class A warrants and Class B warrants, under a contribution and subscription agreement entered into with various investors, including Enron Energy Services. In the initial private placement, investors other than Enron Energy Services made cash contributions totaling $100 million. Enron Energy Services contributed retail electricity and gas customer contracts and entered into a services agreement, two commodity supply agreements and a software agreement, in exchange for shares of Common Stock and Class A warrants. In addition, both Enron and Enron Energy Services entered into a noncompetition agreement limiting Enron and Enron Energy Services from competing against NewPower in specified businesses and a business opportunity agreement and other agreements that govern how NewPower will address future business opportunities between itself and Enron and Enron Energy Services. For more detail about these agreements, please see "Financial Statements and Supplementary Data Note
10 -- Related Party Transactions" in NewPower's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which section is incorporated herein by reference. In exchange for these contributions and agreements, NewPower issued to the investors in the initial private placement, in the aggregate, 19,800,000 shares of Common Stock, Class A warrants to acquire 60,000,000 shares of Common Stock, and Class B warrants to acquire 10,322,800 shares of Common Stock.

     In a second private placement in July 2000, NewPower issued 639,000 shares of Common Stock and Class A warrants to acquire 9,070,800 shares of Common Stock to investors in exchange for cash contributions of approximately $104 million. The following stockholders made aggregate contributions in exchange for NewPower securities in our two private placement rounds:

     The following stockholders made aggregate contributions in exchange for NewPower securities in our two private placement rounds:

                                                               SHARES OF
                                                  CASH           COMMON       CLASS A       CLASS B
INVESTOR                                     CONTRIBUTION($)     STOCK      WARRANTS(1)   WARRANTS(1)
--------                                     ---------------   ----------   -----------   -----------
Enron Energy Services, LLC.................            --(2)   14,800,000   45,000,000            --
DLJMB Partners(3)..........................    42,500,000       1,750,000    5,947,800     3,613,000
GE Capital Equity Investments, Inc. .......    35,000,000       1,750,000    5,250,000     3,613,000
California Public Employees'
  Retirement System........................    40,000,000         750,000    4,575,800     1,548,400
Ontario Teachers' Pension Plan Board.......    30,000,000         750,000    3,645,600     1,548,400
LJM2-TNPC, LLC(4)..........................    50,000,000              --    4,651,600            --
Lou L. Pai.................................     4,999,844         463,000           --            --
H. Eugene Lockhart.........................       194,378          18,000           --            --
William I. Jacobs..........................       194,378          18,000           --            --
Marc E. Manly..............................       194,378          18,000           --            --
A.S.A. Wyatt...............................        64,793           6,000           --            --
David A. Eichinger.........................       194,378          18,000           --            --
All other officers as a group..............       863,904          80,000           --            --

---------------

(1) The Class A warrants are exercisable for shares of Common Stock at an exercise price of $0.05 per share until their expiration on December 31, 2005. The Class B warrants were converted into 5,560,787 shares of Common Stock in connection with the initial public offering, based on a cashless conversion, at a rate of $9.69 per share.

(2) As noted above, Enron Energy Services contributed certain contracts and entered into certain agreements in exchange for shares of Common Stock and Class A Warrants.

(3) For a description of DLJMB Partners, see footnote (5) to the table entitled "Principal and Management Stockholders."

(4) The member interests of LJM2-TNPC, LLC are partially held by LJM2 Co-Investment, L.P. For a description of the relationship between Enron and LJM2 Co-Investment, L.P., see footnote (4) to the table entitled "Principal and Management Stockholders."

                     PRINCIPAL AND MANAGEMENT STOCKHOLDERS

     The following table sets forth information with respect to beneficial ownership, as of February 1, 2002, of the Company's Common Stock and Class A warrants exercisable for shares of Common Stock at an exercise price of $0.05 per share (a) by each person who is known to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (b) each director,
(c) each of the Named Executive Officers and (d) all directors and executive officers as a group. Certain of the stockholders set forth below are parties to Tender Agreements (see Item 3 of the Schedule 14D-9).

     To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of Common Stock indicated.

     Certain information set forth below is based on public filings made with the SEC.

                                                            COMMON      CLASS A       COMBINED
BENEFICIAL OWNER (1)(2)                                     STOCK       WARRANTS    PERCENTAGE(3)
-----------------------                                   ----------   ----------   -------------
Enron Corp. (4).........................................  13,650,400   42,134,200       43.83%
Christiana Bank & Trust Company (5).....................   3,696,283    5,947,800        7.58%
GE Capital Equity Investments, Inc......................   3,696,288    5,250,000        7.03%
Ontario Teachers' Pension Plan Fund.....................   2,547,308    5,682,400        6.47%
California Public Employees' Retirement System..........   1,860,508    5,404,800        5.71%
LJM2-TNPC, LLC (6)......................................   4,554,692           --        3.58%
William J. Cronin.......................................       2,600           --           *
Peter T. Grauer (7).....................................          --           --           *
William I. Jacobs (8)...................................     110,719           --           *
H. Eugene Lockhart (8)..................................     218,576           --           *
Marc E. Manly(8)........................................      32,600           --           *
Lou L. Pai..............................................   2,495,400           --        1.96%
Eugene B. Shanks, Jr....................................      14,000           --           *
Nicholas A. Utton (8)...................................      10,100           --           *
Richard L. Weill........................................      22,000           --           *
All directors and executive officers as a group (12
  persons)(9)(10).......................................   2,912,795           --        2.29%

---------------

  *  Less than one percent.

 (1) Correspondence to all executive officers and directors of NewPower may be mailed c/o NewPower Holdings, Inc., One Manhattanville Road, Purchase, New York 10577.

 (2) Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. Shares of Common Stock that a person has the right to acquire within 60 days of the Record Date are deemed to be beneficially owned by such person and are included in the computation of the ownership and voting percentages only of such person. Each person has sole voting and investment power with respect to the shares indicated except as otherwise stated in the footnotes to the table.

 (3) All percentages are calculated assuming the exercise of all outstanding Class A warrants.

 (4) As reported in a Schedule 13G filed by Enron Corp. on May 15, 2001, the Common Stock reflected as owned by Enron includes 5,000,000 shares of Common Stock owned by Cortez Energy Services, LLC. Pursuant to the terms of the Contribution and Subscription Agreement executed in connection with NewPower's initial private placement, immediately upon receipt of the shares of Common Stock issued to Enron Energy Services, a subsidiary of Enron, in that transaction, Enron Energy Services contributed 5,000,000 of those shares of Common Stock to Cortez. Cortez Energy Services, LLC is a limited liability company with Enron Energy Services as its managing member and LJM2 Co-Investment, L.P.

     as its only other member. The general partner of LJM2 Co-Investment, L.P. is LJM2 Capital Management, L.P., whose general partner is LJM2 Capital Management, LLC, whose managing member was Mr. Andrew S. Fastow. Mr. Fastow was Executive Vice President and Chief Financial Officer of Enron Corp. LJM2 Co-Investment, L.P. is also the managing member of LJM2-TNPC, LLC. As a result of Mr. Fastow's positions at LJM2 Capital Management, LLC and Enron Corp., Enron Corp. may be deemed to beneficially own the LJM2-TNPC member interests held by LJM2 Co-Investment, L.P., and thus the shares of Common Stock that LJM2-TNPC may acquire upon exercise of its Class A warrants. Enron Corp. disclaims beneficial ownership of the shares of Common Stock held by LJM2-TNPC. The Class A warrants reflected as owned by Enron Corp. include 6,766,400 Class A warrants that have been transferred by Enron Energy Services to McGarret I, L.L.C., 8,458,200 Class A warrants that have been transferred by Enron Energy Services to McGarret II, L.L.C. and 2,791,800 Class A warrants that have been transferred by Enron Energy Services to McGarret III, L.L.C. (together with McGarret I, L.L.C. and McGarret II, L.L.C., the "McGarret LLCs") and Enron Energy Services is the sole managing member of these entities. As reported in a Schedule 13D filed by Canadian Imperial Bank of Commerce ("CIBC") on December 3, 2001, CIBC was appointed as sales agent with respect to the 18,016,400 Class A warrants of the McGarret LLCs. The Class A warrants reflected as owned by Enron Corp. also include 24,117,800 Class A warrants that have been transferred by Enron Energy Services to EES Warrant Trust. Enron Corp. and Enron Energy Services have voting and dispositive power over the Class A warrants held by EES Warrant Trust.

 (5) Beneficial ownership of the Common Stock reported herein was acquired by Christiana Bank & Trust Company pursuant to a Voting Trust Agreement dated as of October 11, 2000 among DLJMB Funding II, Inc., DLJ Merchant Banking Partners II, L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ Millennium Partners, L.P., DLJ Millennium Partners-A. L.P., DLJ First ESC L.P., DLJ Offshore Partners II, C.V., DLJ EAB Partners, L.P. and DLJ ESC II, L.P. (collectively, "DLJMB Partners"), Christiana Bank & Trust Company, as voting trustee.

 (6) LJM2-TNPC, LLC owns 7.25% of the Common Stock.

 (7) Does not include 3,696,283 shares of Common Stock and 5,947,800 Class A Warrants owned by Christiana Bank & Trust Company, an affiliate of DLJ Merchant Banking, Inc. Mr. Grauer, in his capacity as a Managing Director of DLJ Merchant Banking, Inc., may be deemed to beneficially own such shares as a result of his position with DLJ. Mr. Grauer disclaims beneficial ownership of these shares.

 (8) Mr. Jacobs disclaims beneficial ownership of 6,400 shares of Common Stock, which are in the names of his son and his daughter. Mr. Lockhart disclaims beneficial ownership of 2,400 shares of Common Stock, which are in the names his father and his father-in-law. Mr. Manly disclaims beneficial ownership of 358 shares of Common Stock, which are in the name of Chalice Partnership. Mr. Utton disclaims beneficial ownership of 10,000 shares of Common Stock, which are in the name of his wife.

 (9) Pursuant to Rule 3b-7 under the Exchange Act, executive officers include the Company's CEO, President and all officers in charge of a principal business unit, division or function.

(10) On February 1, 2002, there were 62,866,568 shares of Common Stock and 64,419,200 Class A warrants outstanding.

                                                                        ANNEX II

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

February 19, 2002

Board of Directors
NewPower Holdings, Inc.
One Manhattanville Road
Purchase, New York 10577-2100

Members of the Board:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of NewPower Holdings, Inc. ("NewPower"), other than Centrica plc ("Centrica") and its affiliates, of the Cash Consideration (as defined below) set forth in an Agreement and Plan of Merger (the "Merger Agreement") to be entered into among Centrica, Windsor Acquisition Corporation, a wholly owned subsidiary of Centrica ("Sub"), and NewPower. Pursuant to the Merger Agreement, (i) Sub will commence a tender offer (the "Tender Offer") for all outstanding shares of the common stock, par value $0.01 per share, of NewPower ("NewPower Common Stock") at a purchase price of $1.05 per share, net to the seller in cash, subject to adjustment as provided in the Merger Agreement (the "Cash Consideration"); provided that in no event will the Cash Consideration be less than $0.80 per share or more than $1.30 per share, and (ii) subsequent to the Tender Offer, Sub will merge with NewPower (the "Merger" and, together with the Tender Offer, the "Transaction"), NewPower will become a wholly owned subsidiary of Centrica, and each outstanding share of NewPower Common Stock not beneficially owned by Centrica will be converted into the right to receive the Cash Consideration.

     In arriving at our opinion, we have reviewed a draft dated February 14, 2002 of the Merger Agreement and certain publicly available business and financial information relating to NewPower. We also have reviewed certain other information relating to NewPower, including financial forecasts, provided to or discussed with us by NewPower, and have met with the management of NewPower to discuss the business and prospects of NewPower, including the liquidity needs of, and capital resources available to, NewPower. We also have considered certain financial and stock market data of NewPower, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

     In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of NewPower as to the future financial performance of NewPower and other matters covered thereby. We also have assumed, with your consent, that in the course of obtaining the necessary regulatory and third party approvals and consents for the proposed Transaction, no modification, delay, limitation, restriction or condition will be imposed that would have an adverse effect on the proposed Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement, without waiver, amendment or modification of any material term, condition or agreement. In addition, we have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of NewPower, nor have we been furnished with any such evaluations or appraisals. Representatives of NewPower have advised us, and we therefore have assumed, that the final terms of the Merger Agreement will not vary materially from the draft reviewed by us. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were requested to solicit indications

Board of Directors
NewPower Holdings, Inc.
February 19, 2002
Page 2

of interest from, and held discussions with, third parties regarding the possible acquisition of all or a part of NewPower.

     We have acted as financial advisor to NewPower in connection with the Transaction and will receive a fee for our services contingent upon the consummation of the Transaction. We and our affiliates in the past have provided, currently are providing and in the future may provide, investment banking and financial services to NewPower and certain of its affiliates, including Enron Corporation and certain of its affiliates, for which services we have received, and expect to receive, compensation. As you are aware, a Managing Director of Credit Suisse First Boston Corporation ("Credit Suisse First Boston") is a member of the Board of Directors of NewPower, and certain affiliates of Credit Suisse First Boston, as well as certain investment funds (the "Funds") sponsored, managed by or affiliated or associated with Credit Suisse First Boston, including Funds in which Credit Suisse First Boston and certain of its affiliates have direct and indirect investments, directly or indirectly own equity securities and securities exercisable for equity securities of NewPower. We understand that certain of the Funds have agreed, subject to certain terms and conditions, to tender their shares of NewPower Common Stock in the Tender Offer and, if applicable, vote such shares in favor of the Merger. In the ordinary course of business, we and our affiliates also may actively trade the debt and equity securities of NewPower, Centrica and certain of their affiliates for our and our affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

     It is understood that this letter is for the information of the Board of Directors of NewPower in connection with its evaluation of the Transaction and does not constitute a recommendation as to whether any stockholder of NewPower should tender shares of NewPower Common Stock pursuant to the Tender Offer or with respect to how any such stockholder should vote or act on any other matter relating to the Transaction, including the Merger.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received by the holders of NewPower Common Stock pursuant to the Transaction is fair, to such holders, other than Centrica and its affiliates, from a financial point of view.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                       II-2